SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.





Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2006
WASH, D.C. 185 SECTION

June 2, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

| | |
|---|---|
| June 1, 2006 | Press Release – Preliminary Statement 2006 |
| June 1, 2006 | Stock Exchange Announcement re Final Results – Part 1 |
| June 1, 2006 | Stock Exchange Announcement re Final Results – Part 2 |
| June 1, 2006 | Stock Exchange Announcement re Final Results – Part 3 |

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-102.doc
T: 062006

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

**Preliminary Statement 2006**

01/06/2006

Electrocomponents plc, the leading international high service distributor of electronic, electrical and industrial supplies, today announces its results for the year ended 31 March 2006.

**SUMMARY RESULTS**

| | 2006 | 2005 |
|---|---|---|
| ͏Revenue | **£828.5m** | £773.9m |
| ͏Profit before tax - headline | **£72.8m** | £99.9m |
| ͏Profit before tax - basic | **£65.1m** | £99.9m |
| ͏Earnings per share - headline | **11.2p** | 15.5p |
| ͏Earnings per share - basic | **10.0p** | 15.5p |
| ͏Dividend per share | **18.4p** | 18.4p |

**HIGHLIGHTS OF THE YEAR**

- *Strong and accelerating revenue growth in the International business. This is now 57% of Group* revenue, with annual growth of 12% and all regions growing. Good operating cost leverage achieved and contribution increased by £9m.
- Successful launch of our Enterprise Business System (EBS) in the UK, which also provides support to the International business.
- Significant progress on Electronic and Electromechanical (EEM) strategy with 90,000 additional products launched in the main European markets.
- The headline profit fell by £27m with the growth in International contribution being offset by declining UK contribution (down by £10m), increased EBS costs (up by £16m) and additional Process costs (up by £8m).
- Action taken to reduce the cost base by £4m annualised.
- A charge of £8m was incurred during the year of which £4m related to actions to reduce the cost base and £4m to a provision for the RoHS Directive.
- Dividend maintained at 18.4p.

**PLAN FOR THE COMING YEAR**

- Roll out EBS across Europe and drive planned benefits from the system investment.
- Continue to develop the EEM offer: May 2006 has seen the launches of the extended range in Asia Pacific and new leading edge wireless and display technologies in Europe.
- Implement changes in UK to generate sustainable profit and enable future growth.
- Further actions to reduce the cost base.
- Increase investment in China to develop the opportunities in this high potential market.

**BOB LAWSON, CHAIRMAN, COMMENTED:**

"Profitability in this year has been heavily impacted by the costs of the Enterprise Business System *implementation and the decline in UK sales caused by the huge demands of EBS and the continuing pressure* on manufacturing customers. Over the Christmas period EBS was launched successfully and has supported the UK and our International supply activities effectively since then. UK management is now free to make the necessary changes to deliver a sustainable profit and enable future growth.

The International business, which now represents 57% of total revenue, has continued to strengthen with sales up 15% in the second half, giving overall growth of 12% for the full year and generating good operating cost leverage.

Since the year end, Group revenue growth has remained strong at around 9%. The International business has grown by around 15% and the UK business has been flat. As planned, gross margins are lower than the equivalent period last year, largely due to actions taken to improve competitiveness.

The successful implementation of EBS in the UK has been a great achievement and we are now rolling out EBS into the rest of Europe with added confidence. Early success of the new strategy makes us well placed to develop the opportunities generated by our strategy implementation in the year ahead."

**Enquiries:**


| | | |
|---|---|---|
| Bob Lawson, Chairman | Electrocomponents plc | 0207 567 8000* |
| Ian Mason, Chief Executive | Electrocomponents plc | 0207 567 8000* |
| Simon Boddie, Group Finance Director | Electrocomponents plc | 0207 567 8000* |
| Diana Soltmann | Flagship Consulting Ltd | 0207 886 8440 |

* Available to 15:00 on 1 June 2006, thereafter 01865 204000.


The results and presentation to analysts with accompanying audiocast are published on the corporate website at www.electrocomponents.com

***Definitions of terms:***

*In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.*

*Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.*

*Headline profit: A charge of £7.7m (2005: £nil) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.*

***Safe Harbour:***

*Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.*

Preliminary Statement 2006 

REG-Electrocomponents Final Results - Part 1

RNS Number:8698D
Electrocomponents PLC
01 June 2006

Embargoed to 7:00am, Thursday 1 June 2006

PRELIMINARY STATEMENT

Electrocomponents plc, the leading international high service distributor of electronic, electrical and industrial supplies, today announces its results for the year ended 31 March 2006.

SUMMARY RESULTS

| | 2006 | 2005 |
|---|---|---|
| Revenue | £828.5m | £773.9m |
| Profit before tax - headline | £72.8m | £99.9m |
| Profit before tax - basic | £65.1m | £99.9m |
| Earnings per share - headline | 11.2p | 15.5p |
| Earnings per share - basic | 10.0p | 15.5p |
| Dividend per share | 18.4p | 18.4p |

HIGHLIGHTS OF THE YEAR

- Strong and accelerating revenue growth in the International business. This is now 57% of Group revenue, with annual growth of 12% and all regions growing. Good operating cost leverage achieved and contribution increased by £9m.
- Successful launch of our Enterprise Business System (EBS) in the UK, which also provides support to the International business.
- Significant progress on Electronic and Electromechanical (EEM) strategy with 90,000 additional products launched in the main European markets.
- The headline profit fell by £27m with the growth in International contribution being offset by declining UK contribution (down by £10m), increased EBS costs (up by £16m) and additional Process costs (up by £8m).
- Action taken to reduce the cost base by £4m annualised.
- A charge of £8m was incurred during the year of which £4m related to actions to reduce the cost base and £4m to a provision for the RoHS Directive.
- Dividend maintained at 18.4p.

PLAN FOR THE COMING YEAR

- Roll out EBS across Europe and drive planned benefits from the system investment.
- Continue to develop the EEM offer: May 2006 has seen the launches of the extended range in Asia Pacific and new leading edge wireless and display technologies in Europe.
- Implement changes in UK to generate sustainable profit and enable future growth.
- Further actions to reduce the cost base.
- Increase investment in China to develop the opportunities in this high potential market.

BOB LAWSON, CHAIRMAN, COMMENTED:
"Profitability in this year has been heavily impacted by the costs of the Enterprise Business System implementation and the decline in UK sales caused by the huge demands of EBS and the continuing pressure on manufacturing customers. Over the Christmas period EBS was launched successfully and has supported the UK and our International supply activities effectively since then. UK management is now free to make the necessary changes to deliver a sustainable profit and enable future growth.

The International business, which now represents 57% of total revenue, has continued to strengthen with sales up 15% in the second half, giving overall growth of 12% for the full year and generating good operating cost leverage.

Since the year end, Group revenue growth has remained strong at around 9%. The International business has grown by around 15% and the UK business has been flat. As planned, gross margins are lower than the equivalent period last year, largely due to actions taken to improve competitiveness.

The successful implementation of EBS in the UK has been a great achievement and we are now rolling out EBS into the rest of Europe with added confidence. Early success of the new strategy makes us well placed to develop the opportunities generated by our strategy implementation in the year ahead."

Enquiries:
Bob Lawson, Chairman Electrocomponents plc 0207 567 8000*
Ian Mason, Chief Executive Electrocomponents plc 0207 567 8000*
Simon Boddie, Group Finance Director Electrocomponents plc 0207 567 8000*
Diana Soltmann Flagship Consulting Ltd 0207 886 8440

* Available to 15:00 on 1 June 2006, thereafter 01865 204000

The results and presentation to analysts are published on the corporate website at www.electrocomponents.com

Definitions of terms:
In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A charge of £7.7m (2005: £nil) was incurred in the year for items excluded from headline profit. Details of the items are given below the Income Statement. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

Safe Harbour:
Our preliminary statement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and

uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intention or obligation to update forward-looking statements contained herein.

## CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS

### INTRODUCTION

Profitability in this year has been heavily impacted by the costs of the Enterprise Business System implementation and the decline in UK sales caused by the huge demands of EBS and the continuing pressure on manufacturing customers.

Over the Christmas period EBS was launched successfully and has supported the UK and our International supply activities effectively since then. UK management is now free to make the necessary changes to deliver a sustainable profit and enable future growth.

The International business, which now represents 57% of total revenue, has continued to strengthen with sales up 15% in the second half, giving overall growth of 12% for the full year and generating good operating cost leverage.

### STRATEGIC DEVELOPMENT

This is the first year of our 3 year strategic development plan and good progress has been achieved in implementing the strategy. As well as EBS, our product offer has been considerably enhanced for our EEM customers, which has contributed to accelerating International growth, and the first tranche of cost savings have been delivered.

The successful implementation of EBS in the UK has been a great achievement and we are now rolling out EBS into the rest of Europe with added confidence. Early success of the new strategy makes us well placed to develop the opportunities generated by our strategy implementation in the year ahead.

### DIVIDEND

These strategic developments are critical and should ensure that future growth is sustainable over time. It is for these reasons that the Board announced last year that assuming no substantial deterioration in economic conditions, it should maintain the dividend for this 3 year period, and hence the dividend will be 18.4p per share for the full year.

### OUR PEOPLE

Many people both in the UK and internationally worked extremely hard at great personal cost to install EBS, which supports both the UK business and International supply activities. In addition, all our people have driven the performance of their markets as evidenced by the sales progress. On behalf of the Board I do thank everyone.

As announced, Jeff Hewitt retired as Group Finance Director and Simon Boddie took over after a very successful career at Diageo. Simon has brought much relevant international and performance management skills to the Board and we look forward to him continuing to make a significant impact on the Group's activities.

Richard Butler resigned from the Board and the Company after 18 years' service. Richard influenced much of our organisational and Asian development activities, and we wish him well.

Dieter Lennertz will be retiring at the AGM after 10 years on the Board. Dieter brought to the Board very extensive Continental European experience and has been a tremendous support during this decade of international development. We will miss his considered inputs to our Board debates and wish him and his wife many happy years in retirement.

## CURRENT TRADING

Since the year end, Group revenue growth has remained strong at around 9%. The International business has grown by around 15% and the UK business has been flat. As planned, gross margins are lower than the equivalent period last year, largely due to actions taken to improve competitiveness.

Bob Lawson, Chairman
1 June 2006

# OPERATING REVIEW

## PROGRESS ON 3 YEAR PLAN

The 3 year plan announced in May 2005 comprised three key elements which together will substantially improve the financial performance of the Group. These were

- Focus separately on two distinct customer groups (EEM and MRO)
- Implement the Enterprise Business System
- Create a lower cost infrastructure

During the year, good progress has been made on the implementation of this plan, with the EBS 'go-live' in the UK being a major milestone. In addition, we have seen an improvement in sales within our International businesses.

### Electronic and Electromechanical (EEM)

To improve our competitiveness in this sector, we have increased our stocked product range across Europe, extended our range by an additional 90,000 products from our US company (Allied Electronics) and our existing suppliers for sale in our larger European markets, and have reorganised our Product Management process to align more closely to the EEM strategy. We have also increased the proportion of our overall marketing expenditure on EEM marketing. The initial results show a substantial increase in sales growth rate for these products which provides confidence in the strategy. The next steps will include further increasing the size of the EEM range, with the inclusion of new technologies e.g. wireless and displays, and additional customer driven packaging options, making all EEM products available to every business around the world and further improving EEM customer service through enhanced web based search and information facilities.

### Maintenance, Repair & Operations (MRO)

The primary focus of the strategy in the MRO sector is to simplify the offer to meet customer needs more effectively. This will involve better management of cost through product and supplier rationalisation and increased own branded products. Where we have particular strength in a range, we will promote that range in a similar way to the EEM strategy. The first of these has been the successful trial of an improved Process Control and Automation (PCA) offer in Germany aimed specifically at maintenance engineers in all industries. Following the positive response from our customers, we plan to roll out this offer to the rest of the Group.

Enterprise Business System (EBS)
The Enterprise Business System went live in the UK in December and has successfully supported the UK business and the International supply activities since then with more than one million customer orders processed to date. The Group now plans to roll out EBS to the remainder of its European subsidiaries with the roll out being largely completed by the end of 2006/07. In Asia, the EBS system will be rolled out to China during 2006/07. This system will then provide the platform for growth for our UK, European and Asian operations.

Infrastructure
Significant steps have been taken towards creating a lower cost infrastructure. Reorganisations within the Group Processes and the businesses have led to the removal of around 110 roles including the closure of the telemarketing department in the UK. Reorganisation costs of £3.7m have been incurred this year leading to annualised benefits of £4.4m. Further cost reductions will be announced in the next financial year.

OPERATING PERFORMANCE AND KEY PERFORMANCE INDICATORS
Operating performance

| Group | 2006 | 2005 |
|---|---|---|
| Revenue | £828.5m | £773.9m |
| Gross margin | 51.5% | 53.2% |
| Contribution | £183.2m | £184.1m |
| Group Process costs | (£81.9m) | (£74.1m) |
| EBS costs | (£25.1m) | (£9.2m) |
| Headline operating profit | £76.2m | £100.8m |
| Interest (net) | (£3.4m) | (£0.9m) |
| Headline profit before tax | £72.8m | £99.9m |
| Headline earnings per share | 11.2p | 15.5p |
| Dividend per share | 18.4p | 18.4p |

Key performance indicators

| | 2006 | 2005 |
|---|---|---|
| Group sales growth | 5.0% | 4.5% |
| International | 11.8% | 8.1% |
| UK | (3.0)% | 0.6% |
| Headline Group return on sales | 8.8% | 12.9% |
| Headline EBITDA (1) | £100.3m | £123.0m |
| Free cash flow | £26.9m | £61.1m |
| Headline ROCE (2) | 16.7% | 24.5% |

(1) Earnings before interest, tax, depreciation and amortisation
(2) Return on capital employed is defined as headline operating profit expressed as a percentage of net assets excluding net debt

The headline profit has fallen by £27.1m due to five main factors. The International business contribution has increased by £8.8m. Against this, the UK contribution has declined by £9.7m. EBS costs have increased by £15.9m, process costs by £7.8m and interest by £2.5m.

The International contribution has increased due to higher sales and operating cost leverage. EBS costs have risen as planned due to the UK implementation during the year. The increase in Process costs of £7.8m includes £3.1m of one-off costs associated with the groupwide technology upgrade and the restructuring of the information systems department following the EBS implementation. Excluding these one-off costs, the Process costs are a similar percentage of sales to last year. Interest has increased due to the higher net debt.

e-Commerce revenue continued to grow quickly (up 29%) across all markets and e-Commerce channels, and now represents 25% of Group sales. This has been driven by measures taken during the year to enhance the Group's e-Commerce channels including the redesigned and improved website in the UK with improved internet visibility. In addition, the Group's single e-Commerce capability has been used to enable a quick and consistent roll out of the extended EEM ranges. Over 50% of sales in Japan and nearly 40% in Germany are now accounted for by e-Commerce.

The gross margin was down 1.7% points from last year and down 1.0% point in the second half compared to the first half of the year. This reduction was spread across all regions and is due to a combination of factors. To improve competitiveness, we have adjusted selling prices by product category and increased customer discounts, which has reduced gross margin. In addition there were changes in product mix with higher growth in lower margin technologies and changes in geographic mix (with the lower gross margin US business growing more quickly than the rest of the Group which adversely impacted Group gross margin by 0.3% points). Significant net cost price decreases have been achieved through range rationalisation, particularly in MRO, and greater use of own-brand.

We will continue to manage the trade-off between gross margin, sales and gross profit, but with a greater focus on increasing gross profit. We expect the rate of gross margin decline to reduce as our competitive position is adjusted.

The profit before tax is net of a charge of £2.7m relating to share based payment plans for employees. This is a non-cash item and the majority of options in issue have exercise prices significantly above the share price at 31 March 2006.

Closing net debt was £120.8m, £65.4m higher than last year end. Financial ratios remained strong with high interest cover. The pension deficit (net of deferred tax) at 31 March 2006 was £29.7m.

In addition, there were reorganisation costs of £3.7m incurred in the year and a one-off provision of £4.0m for the forthcoming Restriction of Hazardous Substances (RoHS) Directive. RoHS is becoming increasingly important for our customers in the run up to its implementation in July 2006. We continue to increase our RoHS compliant product offer, which is now 70,000 products in Europe, and provide the technical information that customers require to meet their needs.

Free cash flow was down 56% from last year, due to lower profits and higher working capital caused by the planned increase in stock to support the EBS implementation and the higher sales in the final two months which were impacted by the timing of Easter, being in March in 2005 but April in 2006.

The change in the timing of Easter will adversely impact the profit for the first half of 2006/07 by around £4m.

International

| | 2006 | 2005 |
|---|---|---|

| | | |
|---|---|---|
| Revenue | £474.9m | £415.1m |
| Revenue growth | 11.8% | 8.1% |
| Gross margin | 50.3% | 52.1% |
| Operating costs % of revenue | (32.1)% | (33.4)% |
| Contribution | £86.3m | £77.5m |
| % of revenue | 18.2% | 18.7% |

The International business accounted for 57% of Group sales and 47% of Group contribution. It is comprised of Continental Europe (56% of revenue in the International business), North America (29%) and Asia Pacific including Japan (15%). Revenue growth accelerated to 14.8% in the second half, with an overall growth for the year of 11.8%. Gross margin in the region reduced by 1.8% points in the period, in part due to the adverse impact of 0.4% points due to the higher than average growth in North America (which has a gross margin of around 36%). Operating costs fell as a percentage of revenue by 1.3% points, showing the gearing benefit of the higher sales.

Continental Europe

| | 2006 | 2005 |
|---|---|---|
| Revenue | £267.9m | £243.5m |
| Revenue growth | 8.3% | 2.5% |
| Contribution | £59.9m | £56.3m |
| % of revenue | 22.4% | 23.1% |

2005/06 has seen accelerated sales growth across Europe, particularly in the major European markets of France, Germany and Italy, with the strongest improvement in France (a 7% point improvement). Across all markets growth was stronger in the second half of the year (11.1%) than the first half (5.1%). The EEM strategy has resulted in a significant expansion of the product offer in the major European markets leading to additional revenue.

Sales via e-Commerce have grown to over 28% of total revenue, up from 22% last year. e-Procurement continues to perform well, notably in Germany and Austria, with strong growth amongst large customers who appreciate our broad product range, high service levels and e-Commerce capabilities, combined with competitive terms and conditions.

We have further intensified our marketing and sales activities across the region, with more marketing material going out more often to more customers, shared across markets wherever possible. Examples include our RoHS activities and recently developed 'Electronics' marketing material to support the EEM strategy. We have focused on securing larger orders and quotation business and have also secured several large customer contracts. These have adversely impacted gross margin but driven gross profit and increased the contribution.

We have also sought further opportunities to shift resource to the customer facing roles in order to increase coverage and develop sales to existing customers.

In Spain we successfully completed the office relocation and warehouse expansion resulting in improved service levels to our customers.

The focus for management in the next year will be to continue the momentum of growth whilst rolling out EBS.

North America

| | 2006 | 2005 |
|---|---|---|

| | | |
|---|---|---|
| Revenue | £137.5m | £112.8m |
| Revenue growth | 18.0% | 19.4% |
| Contribution | £19.2m | £15.7m |
| % of revenue | 14.0% | 13.9% |

Allied's sales growth improved to 22% in the second half from 14% in the first half.

Allied has continued its proven growth strategy. The field salesforce was expanded further and sales management strengthened within our network of 55 branches. The product range was again expanded in the October 2005 catalogue with the addition of around 16,000 new products. Allied has increased its marketing programmes developed jointly with suppliers and the descriptions and images of the products have been enhanced to aid customer choice. In addition, service levels have been improved and the Group's stock management system has now operated satisfactorily for a full year.

Gross margin declined in the first half of the year and the rate stabilised in the second half at around 36%.

The Group has approved the investment in a new warehouse and office in Fort Worth to replace the existing one. The investment is on track and expected to be opened in mid 2007 at a capital cost of around £22m, which will be incurred mainly in 2006/07.

Asia Pacific (including Japan)

| | 2006 | 2005 |
|---|---|---|
| Revenue | £69.5m | £58.8m |
| Revenue growth | 14.5% | 13.1% |
| Contribution | £7.2m | £5.5m |
| % of revenue | 10.4% | 9.4% |

The region enjoyed strong growth in both sales and contribution. Revenue grew strongly in all the markets: North Asia 21%, South Asia 19%, Australasia 12% and Japan 11%. In the Asia Pacific region as a whole, revenue growth accelerated in the second half to 16% from 13% in the first half.

Japan recovered from the slowdown in growth experienced in the first half, with growth of 12.9% in the second half, in part due to the improvement in the general electronics and related manufacturing sectors and by refocusing on growing new customers in the more buoyant sectors.

During the year China grew by 28%. RS has a leading position in China and a decision has been taken to increase the level of investment. Extensive research concluded that customers in China value suppliers who offer a wide range of products with assured delivery and knowledgeable local sellers. Therefore, a four point plan to accelerate growth further in China has been approved and will be implemented in 2006/07. We plan to:

- increase product range, combining an increase in stocked products with access to the EEM extended offer;
- increase levels of stock to improve delivery service;
- increase sales agents and sales offices to enhance face to face selling; and
- increase marketing investment to drive customer acquisition.

To support the implementation of the plan, a further investment of £1.5m will be made by the Group in the coming year.

A sales office is to be opened in mid 2006 in Thailand to exploit the

opportunities in this developing market.

UK

| | 2006 | 2005 |
|---|---|---|
| Revenue | £353.6m | £358.8m |
| Revenue growth | (3.0)% | 0.6% |
| Gross margin | 53.0% | 54.5% |
| Operating costs % of revenue | (25.6)% | (24.8)% |
| Contribution | £96.9m | £106.6m |
| % of revenue | 27.4% | 29.7% |

Revenue in the UK declined by 2% in the second half, compared with a decline of 4% in the first half. Revenue continued to be affected by the long term decline in manufacturing and slower economic growth in the wider economy. Increased price flexibility helped drive strong large order growth and win or retain several large contracts.

In December, we successfully implemented EBS in the UK. We are now focusing on exploiting the new platform to drive additional benefits for our customers as well as financial and qualitative benefits for the UK business.

e-Commerce continued to grow throughout the year and accounted for 28% of UK business. An upgrade to our Internet trading channel will improve search and browse capabilities for our products, while further web enhancements are planned to support the implementation of the EEM strategy.

Two new 'Çall & Collect' points were opened in Leicester and Coventry enabling same day collection of 135,000 products to customers in those areas. Both new locations showed significant growth.

The sales and profitability of the UK business has declined over several years driven by the decline in UK manufacturing. Investment in sales and marketing and significant cost reduction actions through the period have only partially offset the effects of negative operating leverage. A fundamental review of the role and strategy of the UK business has been undertaken following the implementation of EBS. The objective is to generate a sustainable profit and enable future growth.

A clear strategy has been defined. The UK business will focus on two separate customer offers: EEM and MRO. The different offers are based on an understanding of customer needs defined from extensive customer research and based upon our recognised core strengths of range, availability, order facilitation and reliable delivery.

The UK will implement the Group EEM strategy (see separate description). Existing sales resources will be redeployed to a dedicated EEM salesforce. Marketing, catalogue and e-Commerce resources will be realigned.

Significant changes to the operational approach of the UK business will be made to deliver the strategy. The number of MRO products and suppliers on offer will be radically rationalised and the proportion of RS own-brand product increased. There will be greater price and discount flexibility. Customer, large order and technology based discounts (enabled by EBS) will be increased following successful trials where they have been shown to be effective in increasing gross profit and improving the price perception of the offer. Range rationalisation and continued action on cost prices will be used to offset pressure on gross margins. More business will be migrated to the web and the cost of other channels reduced. The role of the salesforce will change with a revised incentive scheme.

The cost base will be reduced through a combination of targeted cost reductions, reducing complexity in the offer and EBS benefits delivery.

EBS

| | 2006 | 2005 |
|---|---|---|
| Depreciation and amortisation | £6.8m | £5.6m |
| Project and support costs | £12.4m | £1.9m |
| Local business costs | £5.9m | £1.7m |
| Total | £25.1m | £9.2m |
| Cash outflow | £38.0m | £16.6m |

In December 2005 the Enterprise Business System went live successfully in the UK, the largest operating company, including all central processes and support to the International business. The focus of the team is now on delivering the benefits and continuing the roll out across Europe.

More to follow, for following part double-click [nRN1A8698D]

REG-Electrocomponents Final Results - Part 2

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Electrocomponents
Part 2 : For preceding part double-click [nRNSA8698D]

EBS replaces existing standalone systems with a common regional system that will
be able to support the Group for many years. Significant incremental benefits
are expected to be driven from this level of integration, including improved
stock management and visibility, enhanced customer and product information
facilitating more targeted marketing and reduced finance and administration
overheads. As in prior years, the Group reviewed the value of the EBS asset on
the balance sheet at 31 March 2006 (£58m) and the estimated additional costs to
complete the European roll out and has concluded that the cash flows of the
business fully support the value of the EBS asset.

Costs for the full year were in line with expectations at £25.1m, the total cost
having increased by £15.9m since last year. The additional costs relate to the
business readiness and testing costs incurred in the UK prior to 'go-live' and
were incurred mainly in the second half of the year. Additional stock of £7m was
also brought in to protect service during the implementation period.

Our disaster recovery and support capabilities have also been strengthened
during this year to ensure the Group hub can support the growth of the business
going forward. Our main systems now operate from two data centres in London and
our applications are supported through a strategic partnership with an external
provider.

Activity is already underway in several of our main European markets to roll out
the common template across Europe with the roll out being largely completed by
the end of the next financial year. EBS costs for next year are expected to be
in the low £20m's with the cash flow impact expected to be around £20m.

Our Asian EBS programme is nearly complete and the Chinese sales offices will be
brought onto the system in 2006/07. This will put the final piece of
infrastructure in place to drive our plans for accelerated business

growth in
Asia. The roll out of EBS in North America will follow the warehouse move.

In addition to providing a robust foundation to support the future growth of the
Group, EBS will provide substantial benefits in working capital management,
reduction of cost and increased sales.

Restriction of Hazardous Substances Directive (RoHS)
The Group has prepared for the Restriction of Hazardous Substances Directive
(RoHS) which will take effect in July 2006. This European Directive requires
changes to be made to products that are to be used in production, although not
in maintenance. The Group has worked closely with suppliers to understand how
they plan to effect this change. There may be limited examples where we dual
stock, where customer demand for compliant stock is particularly strong.

The non-compliant products will be replaced by compliant products when Group
stocks are exhausted and compliant products are available from suppliers. The
emphasis has been on informing customers of the relevant RoHS requirements and
minimising the financial exposure to the Group. Although little decline in
demand for non-compliant product has been seen to date, it is likely that demand
for non-compliant products, while not ceasing, will decline as the Directive
launch date is reached (July 2006). Therefore we have provided £4.0m to cover
this risk.

The Group currently has around 70,000 RoHS compliant products available in
Europe. In addition, RS has been among the first to be awarded the BSI RoHS
trusted kitemark in the UK and Benelux.

Processes

| | 2006 | 2005 |
|---|---|---|
| Process costs | £81.9m | £74.1m |

The Processes support our operating companies by ensuring that they have the
products, infrastructure and expertise to provide consistently high service
levels around the world. The main area of cost increase has been in Information
Systems, as explained below.

Information Systems
IS costs increased during the year, due to one-off project costs and higher
ongoing running costs (including the new data centres). The one-off costs
totalled £3.1m and related to the IS department restructuring and groupwide
technology upgrade. The groupwide technology upgrade is the upgrade of the
desktop hardware, software, file, print and email infrastructure. This is
expected to lower ongoing operational expenditure through common global systems
and increase productivity through the use of a common set of world class
technologies.

Following the implementation of EBS in the UK, the IS Process underwent a major
restructuring to support better the new system.

This Process also supported the delivery of the extended range capability
through e-Commerce channels and created two new data centres in the UK to
support the implementation of EBS and provide appropriate disaster recovery.

Supply Chain
Supply Chain is responsible for the logistics of product supply, including
management of all stocks.

The main priority during the year has been to support the implementation of EBS
in the UK and to plan for the roll out of the system to Europe. In particular,
the Process has ensured that the business has been able to sustain high levels
of customer service during the UK implementation and that this will continue
during the roll out phase.

Supply Chain also supported the implementation of the EEM extended range, with
the Allied team responding effectively to the urgent challenge to supply around
75,000 of their products to customers in Europe.

Product Management
Product Management manages the selection and purchase of around 350,000 distinct
products sold by the Group.

During the year, Product Management has focused on supporting the EEM extended
range implementation and the roll out of the MRO strategy, while reducing the
cost of product through a programme of product rationalisation and

negotiations
with suppliers. Product Management also underwent a reorganisation to align it
better with the Group strategy.

Media Publishing Process
The media publishing process (MPP) is responsible for the design and production
of the Group's publications and the content for e-Commerce. MPP has been
successful in driving down the cost of catalogues particularly through a revised
paper contract. These media remain key to Group sales, despite the increasing
use of e-Commerce channels.

Capital Structure
Net debt of £120.8m at the year end was made up of gross borrowings of £160.2m
(denominated £61.3m in US Dollars, £38.7m in Euros, £34.9m in Yen, and £25.3m in
other currencies) and financial assets of £39.4m (denominated £20.3m in
Sterling, £16.8m in Euro and £2.3m in other currencies). This mix is driven by
translation exposure hedging, interest rate differentials and tax efficiency.
Borrowing requirements through the year are significantly determined by dividend
and tax payments. The peak net borrowing in the year was £146m. In addition, the
pension deficit (net of deferred tax) was £29.7m.

The Group's two main sources of debt are a bilateral facility for US$100m
maturing in February 2008 and a syndicated facility for US$120m and £110m from
nine banks maturing in February 2010. The syndicated facility was augmented by
US$45m in January 2006 with the inclusion of a new US relationship bank.

Pension
The Group has defined benefit schemes in the UK, Ireland and Germany. All these
schemes are now closed to new entrants. Elsewhere (including the replacement
schemes in the UK and Ireland) the schemes are defined contribution.

Under IAS 19, the combined deficit of the defined benefit schemes was £41.8m at
31 March 2006.

A valuation of the UK defined benefit scheme was carried out as at 31 March
2006, which showed a gross deficit of £35.0m. This was lower than last year as
a result of higher equity returns tempered by higher life expectancy
assumptions. In order to eliminate the deficit, based on the

assumptions used in the valuation at 31 March 2004, the Group is continuing to make additional annual payments to the scheme for the next 13 years (2005/06: £4.4m and increasing at 3% per year). The total pension charge was £12.9m, a decrease of £0.8m from last year.

Group Income Statement
For the year ended 31 March 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Revenue | 2 | 828.5 | 773.9 |
| Cost of sales | | (402.1) | (361.8) |
| Gross profit | | 426.4 | 412.1 |
| Distribution and marketing expenses | | (348.9) | (303.3) |
| Administrative expenses | | (9.0) | (8.0) |
| Operating profit | | 68.5 | 100.8 |
| Financial income | | 6.9 | 3.6 |
| Financial expenses | | (10.3) | (4.5) |
| Profit before tax | 1,2 | 65.1 | 99.9 |
| Income tax expense | 3 | (21.5) | (32.3) |
| Profit for the year attributable to equity shareholders | | 43.6 | 67.6 |
| Earnings per share - Basic | 4 | 10.0p | 15.5p |
| Earnings per share - Headline | 4 | 11.2p | 15.5p |
| Dividends | | | |
| Amounts recognised in the period: | | | |
| Final dividend for the year ended 31 March 2005 | | 12.6p | 12.6p |
| Interim dividend for the year ended 31 March 2006 | | 5.8p | 5.8p |
| | | 18.4p | 18.4p |

A final dividend of 12.6p per share, relating to the period, has been proposed since the period end.

Headline profit

Headline operating profit

| | | |
|---|---|---|
| Operating profit | 68.5 | 100.8 |
| Provision for RoHS | 4.0 | - |
| Reorganisation costs | 3.7 | - |
| | -------- | -------- |
| | 76.2 | 100.8 |
| | -------- | -------- |

| | | |
|---|---|---|
| Headline profit before tax | | |
| Profit before tax | 65.1 | 99.9 |
| Provision for RoHS | 4.0 | - |
| Reorganisation costs | 3.7 | - |
| | -------- | -------- |
| | 72.8 | 99.9 |

Group Statement of Recognised Income and Expense
For the year ended 31 March 2006

| | 2006 £m | 2005 £m |
|---|---|---|
| Foreign exchange translation differences | 11.6 | 1.5 |
| Actuarial gain on defined benefit pension schemes | 4.2 | 0.5 |
| Loss on net investment hedges | (1.0) | - |
| Tax on items taken directly to equity | (1.3) | (0.2) |
| | -------- | -------- |
| Net income recognised directly in equity | 13.5 | 1.8 |
| Profit for the year | 43.6 | 67.6 |
| | -------- | -------- |
| Total recognised income and expense for the period attributable to equity shareholders before opening balance sheet adjustment | 57.1 | 69.4 |
| Opening balance sheet adjustment: adoption of IAS32 and IAS39 | 0.9 | - |
| | -------- | -------- |
| Total recognised income and expense for the period attributable to equity shareholders | 58.0 | 69.4 |

Group Balance Sheet
As at 31 March 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Non-current assets | | | |
| Intangible assets | 7 | 208.2 | 191.9 |
| Property, plant and equipment | 8 | 112.8 | 110.9 |
| Investments | | 0.3 | 0.2 |
| Trade and other receivables | | 3.2 | 2.8 |
| Deferred tax assets | | 17.5 | 17.4 |
| | | -------- | -------- |
| | | 342.0 | 323.2 |
| | | -------- | -------- |
| Current assets | | | |
| Inventories | | 158.6 | 142.3 |

| | Note | 2006 | 2005 |
|---|---|---|---|
| Trade and other receivables | | 162.3 | 145.1 |
| Income tax receivables | | 1.0 | 2.2 |
| Cash and cash equivalents | 10 | 39.4 | 64.8 |
| | | 361.3 | 354.4 |
| Current liabilities | | | |
| Trade and other payables | | (123.5) | (109.5) |
| Loans and borrowings | | (23.0) | (27.7) |
| Tax liabilities | | (13.3) | (18.7) |
| | | (159.8) | (155.9) |
| Net current assets | | 201.5 | 198.5 |
| Total assets less current liabilities | | 543.5 | 521.7 |
| Non-current liabilities | | | |
| Trade and other payables | | (7.8) | (7.6) |
| Retirement benefit obligations | 6 | (41.8) | (47.0) |
| Loans and borrowings | | (137.2) | (92.5) |
| Deferred tax liability | | (20.3) | (18.9) |
| Net assets | | 336.4 | 355.7 |
| Equity | | | |
| Called-up share capital | | 43.5 | 43.5 |
| Share premium account | | 38.4 | 38.4 |
| Retained earnings | | 254.5 | 273.8 |
| Equity attributable to the shareholders of the parent | 9 | 336.4 | 355.7 |

Group Cash Flow Statement
For the year ended 31 March 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Profit before tax | | 65.1 | 99.9 |
| Depreciation and other amortisation | | 24.1 | 22.2 |
| Equity settled transactions | | 2.7 | 2.4 |
| Finance income and expense | | 3.4 | 0.9 |
| Operating cash flow before changes in working capital, interest and taxes | | 95.3 | 125.4 |
| Increase in inventories | | (12.8) | (13.6) |
| (Increase) decrease in trade and other receivables | | (14.6) | |

| | 2006 | 2005 |
|---|---|---|
| | | 9.3 |
| Increase (decrease) in trade and other payables | 13.2 | (3.7) |
| Cash generated from operations | 81.1 | 117.4 |
| Interest received | 6.8 | 3.5 |
| Interest paid | (10.1) | (4.8) |
| Income tax paid | (25.8) | (31.2) |
| Operating cash flow | 52.0 | 84.9 |
| Cash flows from investing activities | | |
| Capital expenditure and financial investment | (26.3) | (24.6) |
| Proceeds from sale of non-current assets | 1.2 | 0.8 |
| Net cash used in investing activities | (25.1) | (23.8) |
| Free cash flow | 26.9 | 61.1 |
| Cash flows from financing activities | | |
| New bank loans | 54.3 | 35.0 |
| Repayment of bank loans | (25.6) | (20.8) |
| Equity dividends paid | (80.0) | (80.0) |
| Net cash used in financing activities | (51.3) | (65.8) |
| Net decrease in cash and cash equivalents | (24.4) | (4.7) |
| Cash and cash equivalents at the beginning of the year | 62.6 | 72.6 |
| Effect of exchange rates on cash | (0.2) | (5.3) |
| Cash and cash equivalents at the end of the year | 38.0 | 62.6 |

Notes to the Preliminary Statement
For the year ended 31 March 2006

1. Analysis of income and expenditure

| | 2006 | 2005 (as restated) |
|---|---|---|
| | £m | £m |
| Revenue | 828.5 | 773.9 |
| Cost of sales | (402.1) | (361.8) |

| | | |
|---|---|---|
| Distribution and marketing expenses | (243.2) | (228.0) |
| Contribution | 183.2 | 184.1 |
| Distribution and marketing expenses within Process costs | (74.0) | (66.1) |
| Administrative expenses | (7.9) | (8.0) |
| Group Process costs | (81.9) | (74.1) |
| Distribution and marketing expenses: Enterprise Business System costs | (25.1) | (9.2) |
| Headline operating profit | 76.2 | 100.8 |
| Net financial expense | (3.4) | (0.9) |
| Headline profit before tax | 72.8 | 99.9 |
| Distribution and marketing expenses: provision for RoHS | (4.0) | - |
| Distribution and marketing expenses: reorganisation costs | (2.6) | - |
| Administrative expenses: reorganisation costs | (1.1) | - |
| Profit before tax | 65.1 | 99.9 |

Prior year results have been restated to show the costs of the Enterprise Business System separately.

2. Segmental analysis

| a. By geographical destination | | 2006<br>£m | 2005<br>(as restated)<br>£m |
|---|---|---|---|
| Revenue: | United Kingdom | 339.9 | 345.2 |
| | Continental Europe | 272.5 | 247.6 |
| | North America | 135.9 | 111.8 |
| | Asia Pacific | 80.2 | 69.3 |
| | | 828.5 | 773.9 |

| b. By geographical origin | | 2006<br>£m | 2005<br>(as restated)<br>£m |
|---|---|---|---|
| Revenue: | United Kingdom | 353.6 | 358.8 |
| | Continental Europe | 267.9 | 243.5 |
| | North America | 137.5 | 112.8 |

| | | |
|---|---|---|
| Asia Pacific | 69.5 | 58.8 |
| | 828.5 | 773.9 |

| | 2006 £m | 2005 (as restated) £m |
|---|---|---|
| Profit before tax: United Kingdom | 96.9 | 106.6 |
| Continental Europe | 59.9 | 56.3 |
| North America | 19.2 | 15.7 |
| Asia Pacific | 7.2 | 5.5 |
| Contribution | 183.2 | 184.1 |
| Groupwide Process costs | (81.9) | (74.1) |
| Enterprise Business System costs | (25.1) | (9.2) |
| Net financial expense | (3.4) | (0.9) |
| Headline profit before tax | 72.8 | 99.9 |
| Provision for RoHS | (4.0) | - |
| Reorganisation costs | (3.7) | - |
| Profit before tax | 65.1 | 99.9 |

Prior year results have been restated to include Japan within Asia Pacific rather than reporting it as a separate segment as this reflects the increasing alignment of the Group's management of these businesses. Profit before tax has also been restated to show the Enterprise Business System costs separately.

3. Income tax expense

| | 2006 £m | 2005 £m |
|---|---|---|
| United Kingdom taxation | 8.8 | 18.9 |
| Overseas taxation | 12.7 | 13.4 |
| Total income tax expense in income statement | 21.5 | 32.3 |
| Profit before tax | 65.1 | 99.9 |
| Effective tax rate | 33.0% | 32.3% |

4. Earnings per share

| | 2006 £m | 2005 £m |
|---|---|---|
| Profit for the year attributable to equity shareholders | 43.6 | 67.6 |
| Provision for RoHS | 4.0 | - |
| Reorganisation costs | 3.7 | - |
| Tax impact of provision for RoHS and reorganisation costs | (2.4) | - |
| Headline profit for the year attributable to equity shareholders | 48.9 | 67.6 |
| Weighted average number of shares (million) | 434.9 | 434.9 |
| Earnings per share - basic | 10.0p | 15.5p |
| Earnings per share - headline | 11.2p | 15.5p |

5. 2006 final dividend

The timetable for the payment of the proposed final dividend is:

| | |
|---|---|
| Ex-dividend date | 28 June 2006 |
| Record date | 30 June 2006 |
| Annual General Meeting | 14 July 2006 |
| Dividend payment date | 28 July 2006 |

6. Pension

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2006 amounted to £7.6m (2005: £9.8m). The contributions paid by the Group to the defined contribution section of the scheme amounted to £1.2m (2005: £0.4m).

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined benefit basis in Germany and Ireland amounting to £1.0m (2005: £0.8m), defined contribution basis in Australia and North America amounting to £0.8m (2005: £0.7m), and via government schemes in France, Italy, Scandinavia and North Asia amounting to £2.0m (2005: £1.6m).

The Group expects to pay a total of £9.9m to its UK defined benefit pension scheme in 2007.

The principal assumptions used in the valuations of the liabilities of

the Group's schemes were:

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | United Kingdom | Germany | Republic of Ireland | United Kingdom | Germany | Republic of Ireland |
| Discount Rate | 4.90% | 4.50% | 4.50% | 5.40% | 4.50% | 4.50% |
| Rate of increase in salaries | 3.90% | 3.00% | 4.00% | 3.90% | 3.00% | 4.00% |
| Rate of increase of pensions in payment | 2.90% | 2.00% | 2.00% | 2.90% | 2.00% | 2.00% |
| Inflation assumption | 2.90% | 2.00% | 2.00% | 2.90% | 2.00% | 2.00% |

The expected long term rates of return on the schemes' assets as at 31 March were:

| | United Kingdom | Germany | Republic of Ireland | United Kingdom | Germany | Republic of Ireland |
|---|---|---|---|---|---|---|
| Equities | 7.05% | n/a | 7.00% | 6.95% | n/a | 6.70% |
| Corporate bonds | 4.15% | n/a | n/a | 4.65% | n/a | n/a |
| Government bonds | 3.55% | n/a | 4.00% | 3.95% | n/a | 3.70% |
| Cash | 3.75% | n/a | n/a | 4.00% | n/a | n/a |
| Other | n/a | n/a | 5.00% | n/a | n/a | 4.70% |

Based upon the demographics of scheme members, the weighted average life expectancy assumptions used to determine benefit obligations were:

| | 2006 | | |
|---|---|---|---|
| | United Kingdom Years | Germany Years | Republic of Ireland Years |
| Member aged 65 (current life expectancy) - male | 17.4 | 18.1 | 21.4 |
| Member aged 65 (current life expectancy) - female | 20.3 | 22.1 | 26.4 |
| Member aged 45 (life expectancy at aged 65) - male | 19.9 | 21.5 | 21.4 |

| | | | |
|---|---|---|---|
| Member aged 45 (life expectancy at aged 65) - female | 22.9 | 25.5 | 26.4 |

The amounts recognised in the income statement were:

| | 2006 UK | Germany | Republic of Ireland | Total | 2005 UK | Germany | Republic of Ireland | Total |
|---|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m | £m | £m |
| Current service cost | 7.1 | 0.7 | 0.1 | 7.9 | 8.9 | 0.5 | 0.1 | 9.5 |
| Past service cost | - | - | - | - | - | - | - | - |
| Interest cost | 13.1 | 0.2 | 0.1 | 13.4 | 12.0 | 0.2 | 0.1 | 12.3 |
| Expected return on assets | (12.6) | - | (0.1) | (12.7) | (11.1) | - | (0.1) | (11.2) |
| Total income statement charge | 7.6 | 0.9 | 0.1 | 8.6 | 9.8 | 0.7 | 0.1 | 10.6 |

Of the charge for the year, £0.4m (2005: £0.6m) has been included in administrative expenses and the remainder in distribution and marketing expenses.

The actual return on scheme assets was: UK £48.7m (2005: £15.3m), Germany £nil (2005: £nil), and Republic of Ireland £0.4m (2005: £0.1m).

The valuations of the assets of the schemes as at 31 March were:

| | 2006 United Kingdom | Germany | Republic of Ireland | 2005 United Kingdom | Germany | Republic of Ireland |
|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m |
| Equities | 189.9 | n/a | 1.4 | 143.5 | n/a | 1.1 |
| Corporate bonds | 22.6 | n/a | - | 18.4 | n/a | - |
| Government bonds | 39.7 | n/a | 0.2 | 32.7 | n/a | 0.2 |
| Cash | 1.5 | n/a | - | 3.4 | n/a | - |
| Other | - | n/a | 0.2 | - | n/a | - |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total market value of assets | 253.7 | n/a | 1.8 | 198.0 | n/a | 1.3 |

No amount is included in the market value of assets relating to either financial instruments or property occupied by the Group.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes is:

| | 2006 UK | Germany | Republic of Ireland | Total Valuation | 2005 UK | Germany | Republic of Ireland | Total Valuation |
|---|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m | £m | £m |
| Total market value of assets | 253.7 | - | 1.8 | 255.5 | 198.0 | - | 1.3 | 199.3 |
| Present value of scheme liabilities | (288.7) | (6.3) | (2.3) | (297.3) | (239.3) | (5.3) | (1.7) | (246.3) |
| Deficit in the scheme | (35.0) | (6.3) | (0.5) | (41.8) | (41.3) | (5.3) | (0.4) | (47.0) |

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the Scheme, which it may exercise if the Trustee is aware that the assets of the scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The German scheme is unfunded, in line with local practice, and the deficit of £6.3m in the German scheme is financed through accruals established within the German accounts.

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2006 (2005: £0.9m). The value of the assets and liabilities held in respect of the defined contribution section of the scheme amounted to £2.8m as at 31 March 2006 (2005: £1.0m).

7. Intangible assets

| Cost | Goodwill £m | Software £m | Other Intangibles £m | Total £m |
|---|---|---|---|---|
| At 1 April 2005 | 182.0 | 74.2 | 0.3 | 256.5 |
| External additions | - | 12.1 | - | 12.1 |
| Disposals | - | (1.8) | - | (1.8) |
| Translation differences | 15.6 | 0.6 | - | 16.2 |
| At 31 March 2006 | 197.6 | 85.1 | 0.3 | 283.0 |
| **Amortisation** | | | | |
| At 1 April 2005 | 43.6 | 21.0 | - | 64.6 |
| Charged in the year | - | 6.7 | - | 6.7 |
| Disposals | - | (0.5) | - | (0.5) |
| Translation differences | 3.6 | 0.4 | - | 4.0 |
| At 31 March 2006 | 47.2 | 27.6 | - | 74.8 |
| **Net book value** | | | | |
| At 31 March 2006 | 150.4 | 57.5 | 0.3 | 208.2 |
| At 31 March 2005 | 138.4 | 53.2 | 0.3 | 191.9 |

8. Property, Plant and Equipment

| Cost | Land and buildings £m | Plant and machinery £m | Computer Systems £m | Total £m |
|---|---|---|---|---|
| At 1 April 2005 | 92.6 | 100.4 | 50.9 | 243.9 |
| Additions | 3.7 | 2.7 | 11.9 | 18.3 |
| Disposals | (0.5) | (1.4) | (5.3) | (7.2) |
| Reclassification | - | (1.0) | 1.0 | - |
| Translation differences | 1.0 | 0.9 | 0.6 | 2.5 |
| At 31 March 2006 | 96.8 | 101.6 | 59.1 | 257.5 |
| **Depreciation** | | | | |
| At 1 April 2005 | 21.1 | 73.1 | 38.8 | 133.0 |
| Charged in the year | 1.7 | 7.0 | 7.8 | 16.5 |
| Disposals | (0.4) | (1.3) | (4.4) | (6.1) |
| Reclassification | - | - | - | - |
| Translation differences | 0.2 | 0.7 | 0.4 | 1.3 |
| At 31 March 2006 | 22.6 | 79.5 | 42.6 | 144.7 |
| **Net book value** | | | | |
| At 31 March 2006 | 74.2 | 22.1 | 16.5 | 112.8 |

| | | | | |
|---|---|---|---|---|
| At 31 March 2005 | 71.5 | 27.3 | 12.1 | 110.9 |

9. Reconciliation of movements in equity

| | 2006 £m | 2005 £m |
|---|---|---|
| Profit for the year | 43.6 | 67.6 |
| Dividend | (80.0) | (80.0) |
| Loss for the year | (36.4) | (12.4) |
| Translation differences | 11.6 | 1.5 |
| Loss on investment hedges | (1.0) | - |
| Actuarial gain on defined benefit pension schemes | 4.2 | 0.5 |
| Tax impact on adjustments taken directly to reserves | (1.3) | (0.2) |
| Equity settled transactions | 2.7 | 2.4 |
| New share capital subscribed | - | - |
| Net reduction to equity | (20.2) | (8.2) |
| Equity shareholders' funds at the beginning of the year | 355.7 | 363.9 |
| Opening balance sheet adjustment: adoption of IAS32 and IAS39 | 0.9 | - |
| Equity shareholders' funds at the beginning of the year as restated | 356.6 | - |
| Equity shareholders' funds at the end of the year | 336.4 | 355.7 |

10. Cash and cash equivalents

| | 2006 £m | 2005 £m |
|---|---|---|
| Bank balances | 15.4 | 53.6 |
| Call deposits and investments | 24.0 | 11.2 |
| Cash and cash equivalents in the balance sheet | 39.4 | 64.8 |
| Bank overdrafts | (1.4) | (2.2) |
| Cash and cash equivalents in the statement of cash flows | 38.0 | 62.6 |
| Current instalments of loans | (21.6) | (25.5) |
| Loans repayable after more than one year | (137.2) | (92.5) |
| Net debt | (120.8) | (55.4) |

11. Principal exchange rates

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Average | Closing | Average | Closing |
| United States Dollar | 1.79 | 1.74 | 1.85 | 1.89 |
| Euro | 1.46 | 1.43 | 1.47 | 1.46 |
| Japanese Yen | 202 | 205 | 198 | 202 |

12. Opening balance sheet adjustment: adoption of IAS 32 and IAS 39

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation and
IAS 39 Financial Instruments: Recognition and Measurement from 1 April 2005 as
permitted by IFRS 1 First-time adoption of International Financial Reporting
Standards. An adjustment has therefore been made to include these balances in
the opening equity balances for the year to 31 March 2006. In accordance with
IFRS 1, comparative information has not been restated.

The opening adjustment for the Group represents the difference between the book
value and the market value of its forward foreign exchange contracts as at 1
April 2005.

This has the effect of increasing opening equity by £0.9m and increasing trade
and other receivables by £0.9m.

13. Basis of preparation

Electrocomponents plc (the "Company") is a company domiciled in England. The
Group accounts for the year ended 31 March 2006 comprise the Company and its
subsidiaries (together referred to as the "Group") and the Group's interest in a
jointly controlled entity. Subsidiaries are entities controlled by the Company.
All subsidiary accounts are made up to 31 March and are included in the Group
accounts. Further to the IAS Regulation (EC 1606/2002) the Group accounts have
been prepared in accordance with International Financial Reporting Standards
("IFRS") as adopted for use by the EU ("adopted IFRS").

The financial statements were authorised for issue by the directors on 1 June
2006.

The financial statements are presented in £ Sterling and rounded to £0.1m. They
are prepared on the historical cost basis except certain financial instruments

detailed below.

The preparation of financial statements in conformity with IFRS requires
management to make judgements, estimates and assumptions that affect the
application of policies and reported amounts of assets and liabilities, income
and expenses. The estimates are believed to be reasonable. Actual results may
differ from these estimates.

The Group accounts have been prepared in accordance with International Financial
Reporting Standards (IFRS) as adopted for use by the EU. These are the Group's
first Group accounts under IFRS.

The financial information set out above does not constitute the Group's
statutory accounts for the years ended 31 March 2006 or 2005 but is derived from
those accounts. Statutory accounts for 2005 have been delivered to the
Registrar of Companies, and those for 2006 will be delivered following the
Company's Annual General Meeting. The auditors have reported on those accounts;
their reports were unqualified and did not contain statements under section 237
(2) or 237(3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2006 will
be available from 15 June 2006 from the Company Secretary, Electrocomponents
plc, International Management Centre, 5000 Oxford Business Park South, Oxford
OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be
published on the Corporate website at
www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International
Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United
Kingdom on 14 July 2006 at 12.30p.m.

14. Transition to International Financial Reporting Standards

As stated in the Group Significant Accounting Policies, these are the Group's
first consolidated financial statements prepared in accordance with IFRS.

More to follow, for following part double-click [nRN2A8698D]

REG-Electrocomponents Final Results - Part 3

RNS Number:8698D
Electrocomponents
Part 3 : For preceding part double-click [nRN1A8698D]

The accounting policies have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements for the year ended 31 March 2005 and in the preparation of an opening IFRS balance sheet at 1 April 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out on the following tables and the notes that accompany the tables.

Reconciliation of Equity

| | | 1 April 2004 | | | 31 March 2005 | | |
|---|---|---|---|---|---|---|---|
| | Note | UK GAAP | IFRS adjustment | IFRS | UK GAAP | IFRS adjustment | IFRS |
| | | £m | £m | £m | £m | £m | £m |
| Non-current assets | | | | | | | |
| Intangible assets | a,b | 141.8 | 44.6 | 186.4 | 129.6 | 62.3 | 191.9 |
| Property, plant and equipment | b,c | 163.3 | (46.5) | 116.8 | 165.8 | (54.9) | 110.9 |
| Investments | | 0.1 | - | 0.1 | 0.2 | - | 0.2 |
| Trade and other receivables | c,d,e | - | 2.8 | 2.8 | - | 2.8 | 2.8 |
| Deferred tax asset | k | - | 19.2 | 19.2 | - | 17.4 | 17.4 |
| | | 305.2 | 20.1 | 325.3 | 295.6 | 27.6 | 323.2 |
| Current assets | | | | | | | |
| Inventories | | 128.7 | - | 128.7 | 142.3 | - | 142.3 |
| Trade and other receivables | d,i | 151.6 | (4.1) | 147.5 | 152.4 | (7.3) | 145.1 |
| Income tax receivables | i | - | 2.0 | 2.0 | - | 2.2 | 2.2 |
| Investments | f | 65.4 | (65.4) | - | 53.6 | (53.6) | - |
| Cash and cash equivalents | f | 7.9 | 65.4 | 73.3 | 11.2 | 53.6 | 64.8 |
| | | 353.6 | (2.1) | 351.5 | 359.5 | (5.1) | 354.4 |
| Current liabilities | | | | | | | |

| | Note | | | | | | |
|---|---|---|---|---|---|---|---|
| Trade and other payables | g,h,i,j | (210.0) | 97.9 | (112.1) | (207.0) | 97.5 | (109.5) |
| Loans and borrowings | j | - | (24.9) | (24.9) | - | (27.7) | (27.7) |
| Tax liabilities | i | - | (21.9) | (21.9) | - | (18.7) | (18.7) |
| | | (210.0) | 51.1 | (158.9) | (207.0) | 51.1 | (155.9) |
| Net current assets | | 143.6 | 49.0 | 192.6 | 152.5 | 46.0 | 198.5 |
| Total assets less current liabilities | | 448.8 | 69.1 | 517.9 | 448.1 | 73.6 | 521.7 |
| Non-current liabilities | | | | | | | |
| Trade and other payables | e,j | (92.8) | 85.7 | (7.1) | (103.1) | 95.5 | (7.6) |
| Retirement benefit obligations | e | - | (48.2) | (48.2) | - | (47.0) | (47.0) |
| Loans and borrowings | j | - | (82.9) | (82.9) | - | (92.5) | (92.5) |
| Deferred tax liabilities | k | (11.6) | (4.2) | (15.8) | (14.3) | (4.6) | (18.9) |
| Net assets | | 344.4 | 19.5 | 363.9 | 330.7 | 25.0 | 355.7 |
| Equity | | | | | | | |
| Called-up share capital | | 43.5 | - | 43.5 | 43.5 | - | 43.5 |
| Share premium account | | 38.4 | - | 38.4 | 38.4 | - | 38.4 |
| Own shares held | | (1.7) | - | (1.7) | (1.7) | - | (1.7) |
| Profit and loss account | n | 264.2 | 19.5 | 283.7 | 250.5 | 23.5 | 274.0 |
| Foreign exchange reserve | m | - | - | - | - | 1.5 | 1.5 |
| Total equity attributable to the shareholders of the parent | | 344.4 | 19.5 | 363.9 | 330.7 | 25.0 | 355.7 |

Notes to the reconciliation of equity

a) From 1 April 2004, goodwill is no longer amortised under IFRS but is tested annually for impairment. Consequently, goodwill amortisation of £9.4m that was previously charged is now removed from the administrative costs within the income statement for the year ending 31 March 2005 and intangible assets are increased by £9.4m at 31 March 2005

b) Under IFRS, computer software is treated as an intangible asset "when the software is not an integral part of the related hardware". This means application software costs that have been capitalised as tangible fixed assets must now be reclassified to intangible assets. The effect is to increase the intangible fixed assets and reduce tangible fixed assets by £44.6m at 1 April 2004 and £53.0m at 31 March 2005.

c) Under IAS 17, land and buildings currently held on the balance sheet under finance leases are required to be split to determine how much relates to land and how much to buildings so that the land element can be reclassified to operating leases. The Group includes two such leases and therefore, £1.9m has been reclassified from tangible fixed assets to receivables at 1 April 2004 and £1.8m at 31 March 2005.

d) Under IFRS, receivables due after more than one year are disclosed separately from receivables due within one year on the face of the balance sheet. The effect is to reclassify £0.9m at 1 April 2004 and £5.1m at 31 March 2005.

e) Under UK GAAP, the cost of providing pension benefits was charged against the operating profit over the period during which the Group expected to benefit from the employees' services. The application of SSAP 24 resulted in prepayments of £1.2m at 1 April 2004 and £4.1m at 31 March 2005, and these are reversed as a result of the adoption of IAS 19. The change in the methodology of calculating the income statement charge reduced operating profit by £2.1m in the year ended 31 March 2005.

Similarly, liabilities previously disclosed within creditors are now also disclosed within retirement benefits. The effect is to reduce payables and increase retirement benefit obligations by £2.5m at 1 April 2004 and £2.9m at 31 March 2005.

IAS 19 requires that the Group's pension deficits be recorded as balance sheet liabilities. The impact is that total deficits of £48.2m at 1 April 2004 and £47.0m at 31 March 2005 are disclosed on the balance sheet.

f) Under UK GAAP, for an investment to qualify as cash, it needed to have a maturity of less than one day. Under IAS 7 (Cash flow statements), for an investment to qualify as a cash equivalent, it qualifies when it has a maturity of 3 months or less from the date of acquisition.

The Group has reclassified deposits with a maturity of less than 3 months but greater than one day from 'current asset investments' to 'cash and cash equivalents'. The overall impact is to reclassify £65.4m from investments to cash at 1 April 2004 and £53.6m at 31 March 2005.

g) Under UK GAAP, the provisioning for short term employee benefits is covered under FRS 12 (Provisions, contingent liabilities and contingent assets). One of the requirements for a provision is that a transfer of economic benefits will be required to settle the obligation and the transfer of economic benefits has normally involved the payment of money. Thus, no provision has been made, in past years, for holiday pay as the amount of any outstanding holiday pay that is likely to be paid in cash is small.

IAS 19 requires that when an employee has rendered service to an enterprise,

the enterprise should recognise the undiscounted amount of the short term benefits expected to be paid in exchange for that service as either a liability or an expense.

Under IFRS, an enterprise must accrue for that extra work done by an employee, for instance, where a holiday allowance is permitted but not taken. Consequently the Group has now included an accrual for accumulating holiday pay and sick pay where relevant. The accrual at both 1 April 2004 and 31 March 2005 is £3.7m and the income statement charge for the year ending 31 March 2005 is £nil.

h) Under IFRS, dividends declared after the balance sheet date are to be treated as non-adjusting events and therefore disclosed in the year in which they are agreed rather than the year to which they relate. The effect is to reduce payables and increase reserves by £54.8m at both 1 April 2004 and 31 March 2005.

i) Under IFRS, the tax payable must be disclosed separately on the balance sheet. Consequently, the payables have been reduced and the tax payable increased by £21.9m and £18.7m at 1 April 2004 and 31 March 2005 respectively. Also under IFRS, a tax receivable must also be shown separately. Therefore there are adjustments to increase the tax receivable and reduce trade receivables by £2.0m at 1 April 2004 and £2.2m at 31 March 2005.

j) Under IFRS, financial liabilities must be disclosed separately on the balance sheet. Consequently, the payables due within one year have been reduced and the financial liabilities due within one year increased by £24.9m and £27.7m at 1 April 2004 and 31 March 2005 respectively. Similarly, the payables due after more than one year have been reduced and the financial liabilities due after more than one year increased by £82.9m and £92.5m at 1 April 2004 and 31 March 2005 respectively.

k) The above changes (increased) decreased the deferred tax liability as follows:

| | Note | 1 April 2004 £m | 31 March 2005 £m |
|---|---|---|---|
| Deferred tax liability (UK GAAP) | | (11.6) | (14.3) |
| IFRS adjustments: | | | |
| Deferred tax on pension deficit | e | 13.8 | 14.6 |
| Deferred tax on holiday pay accrual | g | 0.9 | 0.9 |
| Increase in deferred tax charge on goodwill | a | - | (3.4) |
| Deferred tax on share based payments | l | 0.5 | 1.3 |
| Gross up deferred tax assets and liabilities | k | (19.2) | (17.4) |
| Other | | (0.2) | (0.6) |
| Deferred tax liability (IFRS) | | (15.8) | (18.9) |

Under IFRS, a deferred tax asset must be shown separately from a deferred tax liability. Therefore there are adjustments to increase the deferred tax asset and deferred tax liability by £19.2m at 1 April 2004 and £17.4m at 31 March 2005.

The effect on the income statement for the year ended 31 March 2005 was to increase the previously reported tax charge by £2.0m to £32.3m.

l) IFRS 2 requires that the fair value of share options be charged to the income statement over the vesting period of the options. Fair values per share have been calculated for options granted since 7 November 2002. These have then been charged to the income statement over their respective vesting periods. The charge for these share-based payments was £2.4m for the year ended 31 March 2005. This charge includes the Long Term Incentive Option Plan options issued in July 2003 and July 2004. The charge for the year ended 31 March 2006 also includes the impact of the options issued in July 2005.

m) IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to reserves. In the year ended 31 March 2005, the value of translation differences is £1.5m.

n) The effect of the above adjustments on the profit and loss account reserve is as follows:

| | Note | 1 April 2004 £m | 31 March 2005 £m |
|---|---|---|---|
| Profit and loss account reserve (UK GAAP) | | 264.2 | 250.5 |
| IFRS adjustments: | | | |
| Goodwill | a | - | 6.0 |
| Long term employee benefits | e | (33.1) | (33.6) |
| Short term employee benefits | g | (2.8) | (2.8) |
| Dividends | h | 54.8 | 54.8 |
| Share based payments | l | 0.5 | 1.3 |
| Foreign exchange | m | - | (1.5) |
| Other | | 0.1 | (0.7) |
| Profit and loss account reserve (IFRS) | | 283.7 | 274.0 |

Reconciliation of profit for the year ended 31 March 2005

| | Note | UK GAAP £m | IFRS adjustments £m | IFRS £m |
|---|---|---|---|---|
| Revenue | | 773.9 | - | 773.9 |
| Cost of sales | | (361.8) | - | (361.8) |
| Gross profit | | 412.1 | - | 412.1 |
| Distribution and marketing expenses | e,g, l | (298.8) | (4.5) | (303.3) |
| Administrative expenses | a | (17.4) | 9.4 | (8.0) |
| Operating profit | | 95.9 | 4.9 | 100.8 |
| Financial income | | - | 3.6 | 3.6 |
| Financial expenses | | (0.9) | (3.6) | (4.5) |
| Profit before tax | | 95.0 | 4.9 | 99.9 |
| Income tax expense | k | (30.3) | (2.0) | (32.3) |
| Profit for the year attributable to equity shareholders | | 64.7 | 2.9 | 67.6 |

======== ======== =======

| | | |
|---|---|---|
| Earnings per share | | |
| Basic | 14.9p | 15.5p |
| Diluted | 14.9p | 15.5p |

None of the IFRS adjustments affect the cash flow of the Group.



END
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